EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(Dollars in thousands)	2011	2010	2009	2008	2007
Earnings (Loss):
Income (loss)	$(122,529)	$(125,480)	$80,702	$(39,151)	$(81,269)
Amortization of capitalized interest	249	167	152	103	18
Capitalized interest	(3,685)	(1,268)	(396)	(1,408)	(1,247)
Fixed charges (below)	128,441	126,105	118,768	106,629	117,038
Earnings (loss) adjusted for fixed charges	$2,476	$(476)	$199,226	$66,173	$34,540

Fixed charges:
Interest expense	$122,213	$122,528	$116,130	$103,200	$113,881
Capitalized interest	3,685	1,268	396	1,408	1,247
Portion of rent expense representative of interest	2,543	2,309	2,242	2,021	1,910
Total fixed charges	$128,441	$126,105	$118,768	$106,629	$117,038
Ratio of earnings to fixed charges	-	-	1.68	-	-
Coverage deficiency	$125,965	$126,581	$-	$40,456	$82,498